EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	First Quarter
	2014	2013
Computation of Earnings:
Income before income taxes	$155	$84
Add:
Interest expense	28	26
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	6	8
Earnings as adjusted	$190	$119
Computation of Fixed Charges:
Interest expense	$28	$26
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	6	8
Fixed charges	$35	$35
Ratio of Earnings to Fixed Charges(A)	5.42	3.43
___________________________

(A)	Ratios were calculated prior to rounding to millions.